EXHIBIT 99.1

July 29, 2005

Bravo! Foods International Corp.
11300 U.S. Highway 1, Suite
 202 North Palm Beach, FL 33408

Ladies and Gentlemen:

        On Wednesday, July 13, 2005, Coca-Cola Enterprises Inc. (“CCE”) purchased, from nine separate investors in Bravo! Foods International Corp. (“Bravo”), options (the “Options”) to acquire securities that would entitle CCE to acquire approximately 69 million shares of Bravo’s common stock, representing approximately 23% of the authorized shares of Bravo’s common stock.

        This is in furtherance of our discussions with you concerning a proposed transaction (the “Proposed Transaction”) in which the Purchaser (as defined below) would possibly:

         (i)        acquire approximately 50.01% of the issued and outstanding shares of Bravo (on a fully diluted basis), to be accomplished through (1) the exercise of the Options (and the subsequent exercise or conversion of derivative securities that are covered by the Options) and (2) the purchase of shares directly from Bravo; and

        (ii)        enter into a master distribution agreement with Bravo.

        This letter is to confirm our interest in the Proposed Transaction and summarize, for your consideration, our understanding of the terms and conditions under which each of CCE and Bravo is willing to negotiate.

        CCE will have the right to assign or convey all or any of its rights hereunder to any of its affiliates; provided that any such assignee is reasonably acceptable to Bravo or that CCE will guarantee all obligations of the assignee (any of CCE and such assignee or aggregate of parties is referred to in this letter as the “Purchaser”).

      Acquisition of Bravo shares

        The Purchaser would acquire approximately 50.01% (but in any case greater than 50%) of the issued and outstanding Bravo common shares (on a fully diluted basis) as follows:

      The Purchaser would purchase:

•	securities that would give Purchaser the immediate ability, through conversion or exercise or otherwise, to acquire a total of 68,990,244 shares of Bravo common stock from nine different investors, at a price of $0.36 per share, pursuant to the Options; and

•	81,030,000 shares of Bravo common stock or such larger number of shares necessary to achieve the 50.01% level at a price not to exceed $0.16245 per share in a private placement from Bravo.

      Master Distribution Agreement

        Bravo would enter into a master distribution agreement with Purchaser (the “Distribution Agreement”), granting Purchaser distribution rights throughout North America and other territories in which Coca-Cola Enterprises is licensed to bottle products of The Coca-Cola Company for all existing and future products of Bravo during the term of the Distribution Agreement.

        All matters described in the preceding sections headed “Acquisition of Bravo shares” and “Distribution Agreement” would occur simultaneously, and the closing of one transaction would be dependent upon the closing of every other transaction.

        The Proposed Transaction would be accomplished pursuant to definitive agreements executed by all applicable parties and mutually satisfactory to all parties. The definitive agreements would contain customary representations and warranties, as well as covenants of the parties, in each case to be mutually agreed upon by them. Without limitation, the agreement with respect to the purchase of shares from Bravo (the “Share Purchase Agreement”) would contain representations and warranties of Bravo with respect to (i) organization and authorization; (ii) indebtedness; (iii) financial statements and the absence of certain changes and events; (iv) taxes; (v) real and personal property; (vi) employee benefit plans; (vii) employees; (viii) bank accounts; (ix) insurance; (x) contracts and commitments; (xi) intellectual property; (xii) suppliers and customers; (xiii) licenses and permits; (xiv) compliance with law; (xv) litigation; (xvi) environmental matters; and (xvii) antitrust matters. All representations and warranties of Bravo would expire at the closing date of the purchase of the shares.

        The obligations of the parties to close the Proposed Transaction would be subject to conditions as are mutually agreed upon by the parties in the Share Purchase Agreement, including, without limitation:

a. the Purchaser’s aggregate cost (excluding fees and expenses) to acquire 50.01% of the issued and outstanding shares of Bravo, on a fully-diluted basis, shall not have exceeded $38 million;

b. the expiration or early termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (if applicable);

c. the approval of the Share Purchase Agreement by the boards of directors of the Purchaser and Bravo, and, in the case of Bravo, receipt of an appropriate fairness opinion as to the transaction contemplated by the Share Purchase Agreement and the Distribution Agreement;

d. the completion of the Purchaser’s due diligence examination of Bravo and the Purchaser having been completely satisfied, in its sole discretion, with the results of such examination; and

e. the satisfaction or waiver of such other terms as may be found in the Share Purchase Agreement.

General Conditions

    1.        For the period of 60 days from the date we receive a copy of this letter signed by you, Bravo will not, nor will it permit any of its officers, directors, employees, financial advisors, brokers, stockholders or any person acting on Bravo’s behalf, solicit or negotiate with any third party other than CCE, or cause to be, solicited on behalf of Bravo or its shareholders, any proposal to acquire, directly or indirectly, Bravo by merger, consolidation, stock acquisition, tender offer, asset acquisition (other than sales of obsolete assets and sales of inventory in the ordinary course of business), or any similar type of transaction (an “Acquisition Proposal”), or provide or cause to be provided to any third party any information in connection with any Acquisition Proposal.

    2.        No party to this letter or any agent or representative thereof will make any public statements or filings with respect to the Proposed Transaction without the prior consent of the other party, except to the extent required by applicable law, in which case the disclosing party will consult with the other party prior to making any public statement or filing.

    3.        The parties will each bear their own respective costs and expenses in connection with all matters associated with this letter, the negotiation of the definitive agreements, and the consummation of the Proposed Transaction, if it should occur.

    4.        For as long as Bravo is continuing to negotiate regarding the Proposed Transaction, Bravo will afford Purchaser full and free access to its personnel, properties, contracts, books and records and all other documents and data; provided that Purchaser’s use of any information shall be subject to the amendment and restatement of confidentiality agreement, between Bravo, CCE and The Coca-Cola Company dated as of June 13, 2005, which is not modified or amended by this letter of intent and shall remain in full force and effect.

    5.        Bravo shall not issue any additional equity securities or instruments convertible into equity securities until either party provides the other with notice that negotiations toward definitive agreements are terminated.

    6.        The parties agree to negotiate in good faith the terms and conditions of the definitive agreements until either party provides the other with notice that negotiations toward definitive agreements are terminated. None of the parties hereto shall be obligated to enter into the definitive agreements. The decision to proceed with, or terminate negotiations regarding, the Proposed Transaction, may be made by Bravo or CCE in the exercise of its sole discretion. In the event that CCE notifies Bravo that CCE has decided to terminate the negotiations regarding the Proposed Transaction, then the provisions of paragraph 1 under this section headed “General Conditions” shall immediately terminate.

    7.        If CCE discontinues negotiations with respect to the Proposed Transaction, from that date for a period of one year thereafter, CCE shall not, directly or indirectly, engage in a tender offer; proxy contest, merger proposal or other means of seeking control of Bravo, other than pursuant to transaction which is approved by the Board of Directors of Bravo.

    8.        The provisions of paragraphs 1 through 8 (inclusive) under this section headed “General Conditions” are intended to be binding upon, and enforceable against, the parties.

    9.        Except for the provisions of paragraphs 1 through 8 (inclusive) under this section headed “General Conditions”, the parties acknowledge and agree that this letter is not intended to be a binding agreement among the parties with respect to the Proposed Transaction, and each party covenants never to contend to the contrary.

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Very truly yours, Coca-Cola Enterprises Inc. By: /S/ SCOTT ANTHONY Name: Scott Anthony Title: V.P., Investor Relations and Planning
Agreed and accepted: Bravo! Foods International Corp. By: /S/ ROY G. WARRAN Name: Roy G. Warren Title: C.E.O.